Exhibit 12.1

MEDTRONIC, INC. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges for the six months ended October 30, 2009 was computed based on Medtronic’s current quarterly report on Form 10-Q. The ratio of earnings to fixed charges for the fiscal years ended April 24, 2009, April 25, 2008, April 27, 2007, April 28, 2006, and April 29, 2005 was computed based on Medtronic’s historical consolidated financial information.

	Six months ended October 30, 2009	Year ended April 24, 2009	Year ended April 25, 2008	Year ended April 27, 2007	Year ended April 28, 2006	Year ended April 29, 2005
Earnings:
Net earnings	$868	$2,070	$2,138	$2,703	$2,519	$1,797
Income taxes	242	370	602	658	598	736
Minority interest (loss)/income	4	1	-	-	-	(1)
Capitalized interest (1)	(3)	(5)	(10)	(3)	(3)	(1)
	$1,111	$2,436	$2,730	$3,358	$3,114	$2,531
Fixed Charges:
Interest expense (2)	$198	$371	$400	$383	$162	$66
Capitalized interest (1)	3	5	10	3	3	1
Amortization of debt issuance costs (3)	5	15	15	17	7	1
Rent interest factor (4)	32	45	41	34	26	24
	$238	$436	$466	$437	$198	$92
Earnings before income taxes and fixed charges	$1,349	$2,872	$3,196	$3,795	$3,312	$2,623
Ratio of earnings to fixed charges	6	7	7	9	17	29

(1) Capitalized interest relates to construction projects in process.

(2) Interest expense consists of interest on indebtedness.

(3) Represents the amortization of debt issuance costs incurred in connection with the Company's registered debt securities. See Note 9 to the condensed consolidated financial statements for further information regarding the debt securities.

(4) Approximately one-third of rental expense is deemed representative of the interest factor.